14049244

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apex Clearing Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Pacific Ave, Suite 1400
(No. and Street)

Dallas (City) TX (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Abigail Perkins - 214-765-1019
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/20

AB 3/26

OATH OR AFFIRMATION

I, Abigail Perkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apex Clearing Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel Rosenthal

Peter Lawler

SHARON R RAY
My Commission Expires
July 17, 2017

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Apex Clearing Corporation

Statement of Financial Condition

December 31, 2013

Apex Clearing Corporation is a member of FINRA, NYSE MKT LLC, NYSE Arca, Inc., BATS Y Exchange, Inc., BATS Z Exchange, Inc. BOX Options Exchange LLC, C2 Options Exchange, Incorporated, Chicago Board Options Exchange, EDGA Exchange, Inc., EDGX Exchange, Inc., International Securities Exchange, NASDAQ OMX BX Inc., NASDAQ OMX PHLX, Inc., NASDAQ Stock Market, National Stock Exchange, The Options Clearing Corporation., National Securities Clearing Corporation, The Depository Trust Company, the Fixed Income Clearing Corporation, the Mortgage Backed Securities Clearing Corporation, the Government Securities Clearing Corporation, Euroclear, and Securities Investor Protection Corporation (SIPC).

Index

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Apex Clearing Corporation

We have audited the accompanying statement of financial condition of Apex Clearing Corporation (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better
working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Apex Clearing Corporation at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2014

Apex Clearing Corporation
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	30,144,052
Cash - segregated under federal regulations		1,959,799,809
Securities - segregated under federal regulations		503,008,000
Receivable from customers and non-customers, net of allowance of $6,698,458		424,483,276
Deposits with clearing organizations		94,028,043
Receivable from broker-dealers and clearing organizations		73,422,124
Securities borrowed		60,961,185
Other assets		10,864,218
Fixed assets, less accumulated depreciation of $563,405		1,385,588
Total assets	**$**	**3,158,096,295**
Liabilities and Stockholders' Equity		
Payable to customers and non-customers	$	2,877,023,584
Payable to broker-dealers and clearing organizations		57,058,187
Securities loaned		37,701,998
Payable to correspondents and securities sold, not yet purchased		15,035,497
Accounts payable, accrued expenses, contingencies and other liabilities		47,211,259
Total liabilities		**3,034,030,525**
Subordinated borrowings (Note 8)		35,000,000
Stockholders' equity		89,065,770
Total liabilities and stockholders' equity	**$**	**3,158,096,295**

See accompanying notes.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Apex Clearing Corporation (the "Company") is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"), as well as being a member of the Securities Investor Protection Corporation ("SIPC"). The Company is organized as a Corporation. All of the common stock and voting equity interests of the Company are owned by Apex Clearing Holdings (the "Parent"). The Company provides clearing, execution, prime brokerage, margin lending and other back office services to customers of introducing brokers, as well as direct customers and joint back office counterparts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). In the preparation of the Statement of Financial Condition in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and cash equivalents – The Company considers cash equivalents to be cash in depository accounts with other financial institutions and highly liquid investments with original maturities at time of purchase of less than 90 days.

Cash and securities – segregated under federal regulations – The Company has cash and has invested in qualified securities under the auspices of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Customer Protection Rule"). Cash segregated for regulatory purposes is not included as cash and cash equivalents for purposes of the statement of cash flows because such assets are segregated for the benefit of customers only.

Deposits with clearing organizations – Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. Customer collateral pledged is not reflected on the statement of financial condition.

Securities borrowed and securities loaned – Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives in the form of cash an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as required.

Fixed assets – Fixed assets are carried at cost net of accumulated depreciation and consist primarily of computer equipment of $1,152,740. Depreciation is generally provided on a straight-line basis using estimated useful lives of three to five years. Fixed asset balances are reviewed annually for impairment. There was no such impairment at December 31, 2013.

Contingencies – The Company recognizes liabilities that it considers probable and can be reasonably estimable as contingencies and accrues the related costs it believes are sufficient to meet the exposure. In the normal course of business, the Company is subject to events such as correspondent and customer lawsuits, arbitrations, claims and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition.

Payable to correspondents – The Company collects commissions and other fees from end customers each month. As stipulated by individual agreements with correspondent introducing brokers ("Correspondents"), the Company calculates and distributes amounts due to Correspondents.

Receivable from and payable to broker-dealers and clearing organizations – Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2013 consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$43,429,096	$55,048,547
Securities purchased under agreements to resell	27,500,000	-
Other fees and commissions receivable/payable	2,493,028	2,009,640
Total	$73,422,124	$57,058,187

Securities failed to deliver/receive represent the contract value of the amount of securities failed to be received or delivered as of the balance sheet date. Transactions involving securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized agreements. The Company enters into reverse repurchase agreements to acquire securities to settle certain security obligations. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. Interest on such contract amounts is accrued and is included in the Statement of Financial Condition in Receivable from broker-dealers and clearing organizations.

Receivable from and payable to customers and non-customers – Accounts receivable from and payable to customers and non-customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Receivables and payables are reflected on the balance sheet on a settlement-date basis. Margin interest income is accrued daily based on rates of interest agreed to in customer agreements. The Company recognizes an allowance for amounts deemed to be doubtful to be collected (see Note 6).

Translation of foreign currencies – The Company has a minimal amount of client assets and liabilities denominated in foreign currencies. The assets and liabilities are translated at year-end rates of exchange. The Company does not hedge its foreign exchange exposure.

Income tax – The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company was to file on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The amount of current and deferred taxes payable or refundable is recognized as of the date of the Statement of Financial Condition, utilizing currently enacted tax laws and rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax expenses or benefits are recognized in the Statement of Financial Condition for the changes in deferred tax liabilities or assets between years. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Operating leases –Minimum lease payments are 2014 - $706,109, 2015 - $186,939, 2016 - $66,097, 2017 – $775,360, and 2018 and thereafter is zero.

Collateral – The Company receives collateral in connection with margin lending, securities borrowed and reverse repurchase agreements. Under various agreements, the Company is permitted to pledge the securities held as

collateral, use the securities to enter into securities lending arrangements or deliver the securities to counterparties to cover short positions. At December 31, 2013, the Company had access to $617,108,703 of collateral from the margin lending book, $60,025,221 from securities borrowed and $27,490,111 from reverse repurchase agreements. At December 31, 2013, the Company had utilized $36,122,981 of collateral to support securities lending contracts.

NOTE 3 – CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2013, cash and securities segregated in special reserve accounts under the Customer Protection Rule totaled $2,462,807,809, cash of $1,959,799,809 and U.S. Treasury bills with a market value of $503,008,000. Of this amount, $2,431,751,593 was for the exclusive benefit of customers and $31,056,216 was for the exclusive benefit of proprietary accounts of introducing brokers ("PAIB").

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including market, income and/or cost approaches. The fair value model establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 – Inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment, as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions.

Level 3 – Valuations based on inputs that are unobservable and not corroborated by market data. These financial instruments have significant inputs that cannot be validated by readily determinable data and generally involve considerable judgment by management.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis:

U.S. government securities

U.S. government securities, such as treasuries, are valued using third-party pricing services. U.S. government securities are categorized in Level 1 of the fair value hierarchy.

Equity securities

Equity securities represent exchange-traded securities and are valued based on quoted prices in active markets. If applicable, these securities are categorized in Level 1 of the fair value hierarchy.

Reverse repurchase agreements

Reverse repurchase agreements are valued based on quoted prices from dealers in this marketplace. These securities are categorized in Level 2 of the fair value hierarchy.

Municipal bonds

Municipal bonds consist of debt issued by state or local governments and are valued using broker quotes in active and less active markets. These securities are categorized in Level 2 of the fair value hierarchy.

Certain assets and liabilities are recorded in the Statement of Financial Condition at fair value, on a recurring basis, measured as follows as of December 31, 2013:

	Level 1	Level 2	Total
ASSETS			
Cash and cash equivalents and cash segregated under federal regulations			
Cash	$ 30,144,052	$ –	$ 30,144,052
Segregated cash	1,959,799,809	–	1,959,799,809
Securities – segregated under federal regulations			
U.S. government securities	503,008,000	–	503,008,000
Deposits with clearing organizations			
Cash	94,025,043	–	94,025,043
Other assets			
Equity securities	87,724	–	87,724
Receivables from broker-dealers and clearing organizations			
Securities purchased under agreements to resell	–	27,500,000	27,500,000
TOTAL	**$2,587,064,628**	**$ 27,500,000**	**$2,614,564,628**
LIABILITIES			
Securities sold, not yet purchased			
Municipal bonds	$ –	$ 30,742	$ 30,742
TOTAL	**$ –**	**$ 30,742**	**$ 30,742**

There were no Level 3 investments during the period from January 1, 2013 to December 31, 2013.

NOTE 5 – SHARE CAPITAL

The authorized share capital of the Company is 200,000 voting shares. Par value is $ .10 per share. During the year ended December 31, 2013, one share of preferred stock was issued, par value of $1.00 per share, for $25,000. Upon distribution of assets upon liquidation or dissolution whether voluntary or involuntary, the preferred shares rank senior to all of the Company's common stock. The preferred shares do not have a stated dividend right and are non-cumulative.

NOTE 6 – RECEIVABLE FROM CUSTOMERS AND NON-CUSTOMERS

The Company's receivables from customers and non-customers are generally margin loans, made on a fully collateralized basis. If the value of that collateral declines, if the collateral decreases in liquidity or if margin calls are not met, the Company may consider a variety of credit enhancements, including, but not limited to, seeking additional collateral or guarantees. In valuing receivables that become less than fully collateralized, the Company compares the estimated fair value of the collateral, deposits and any additional credit enhancements to the balance of the loan outstanding and evaluates the collectability based on various qualitative factors, including, but not limited to, the creditworthiness of the counterparty, the potential impact of any outstanding litigation or arbitration, and the nature of the collateral and available realization methods. To the extent that the collateral, the guarantees and any other rights the Company has against the customer or the related introducing broker are not sufficient to cover any potential losses, then the Company records the loss. The Company's allowance for doubtful accounts is based on review of historical actual experience and estimated losses inherent in the accounts. In the ordinary course of business, the Company may carry an allowance for more or less than fully unsecured or partially secured balances due to the Company's judgment that the amounts are collectible.

For SEC Rule 15c3-1 net capital ("Net Capital") purposes, any balance in a partially secured or unsecured account net of the allowance for doubtful accounts is considered a non-allowable asset. Non-allowable assets are subtracted from ownership equity to arrive at Net Capital. Amounts receivable from and amounts payable to customers and non-customers include amounts due on cash and margin transactions. The Company will rely on individual customer agreements to net receivables and payables. It is the Company's policy to settle these transactions on a net basis with its customers.

NOTE 7 – SHORT-TERM, SECURED LINES OF CREDIT AND LOANS

As of December 31, 2013, the Company's short-term bank facilities consist of two uncommitted, secured lines of credit with two financial institutions. One of the lines of credit permits the Company to borrow in aggregate up to $125 million; the second line is a guidance line that permits the Company to borrow at the bank's discretion. These lines of credit bear interest at a rate that varies with the federal funds rate, have no stated expiration dates and are repayable on demand. In general, the advance rate is 80% of the collateral value posted, and the banks have the authority to not accept certain collateral or to set concentration limits. The Company had no advances on the lines of credit at December 31, 2013.

The Company also has the ability to create short-term liquidity under stock loan arrangements. At December 31, 2013, the Company had $37,701,998 as cash received related to securities loaned. These arrangements bear interest at variable rates based on various factors, including market conditions and the types of securities loaned, are secured primarily by the Company's customers' margin account securities and are repayable on demand.

NOTE 8 – SUBORDINATED BORROWINGS

As of December 31, 2013, the Company has $35,000,000 principal amount of subordinated notes outstanding. The subordinated notes outstanding are available in computing Net Capital. To the extent that the repayment of the subordinated notes would cause the Company to fail to be in compliance with certain regulatory minimum Net Capital requirements, repayment of the notes is suspended. The fair value of the subordinated notes both approximate their carrying value due to their short-term nature. The notes mature on June 5, 2014.

NOTE 9 – INCOME TAXES

The components of the net deferred tax assets and liabilities as of December 31, 2013 are as follows:

Net operating loss carryforward	$ 655,418
Minimum tax credit	82,584
Allowance for bad debts	2,553,490
Accrued expenses	2,520,972
Valuation allowance	(5,596,421)
Total deferred tax assets	$ 216,043
Prepaid expenses	(147,919)
Fixed assets	(68,124)
Total deferred tax liabilities	$ (216,043)
Net deferred tax assets (liabilities)	$ –

As of December 31, 2013, the Company has $1,765,700 of U.S. federal net operating loss carryforwards and $727,378 of U.S. state and local net operating loss carryforwards that both expire in the year 2032.

Management assesses the available positive and negative evidence, such as future earnings, reversing temporary differences and tax planning strategies, to estimate if sufficient future taxable income will be generated to utilize existing deferred tax assets. Significant weight needs to be given to objective factors, such as the Company's limited operating history and current net operating loss for the current year ended December 31, 2013. Such objective factors limit the ability to consider other subjective evidence, such as the Company's projections of future earnings. Based on the evaluation of these various factors, as of December 31, 2013, a valuation allowance of $5,596,421 has been recorded for the portion of the deferred tax asset that more likely than not will be realized.

As of December 31, 2013, there is no tax provision for uncertain tax positions that may be disallowed if the Internal Revenue Service examines the Company's tax return.

The Company recognizes and measures its unrecognized tax benefits and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company does not have any uncertain tax positions that would require accrual. As of December 31, 2013, the periods since the commencement of operations remain subject to examination by various tax jurisdictions under the statute of limitations. In addition, management does not expect a significant change in uncertain tax positions during the 12 months subsequent to December 31, 2013.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company purchases and sells securities and pledges or receives collateral as both principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company deposits customers' margin securities with lending institutions as collateral for borrowings. If a lending institution does not return a security, the Company may be obligated to purchase the security in order to

return it to its customer. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security exceeds the value of the loan from the lending institution.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's or broker's obligations. The Company seeks to control the risks associated with its customer or broker activities by requiring customers and brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and has established guidelines to require customers or brokers to deposit additional collateral or to reduce positions when necessary.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company maintains a policy of periodically reviewing the credit standing of all parties, including Correspondents and customers, with which it conducts business.

For customers introduced on a fully disclosed basis by other broker-dealers, the Company typically has a contractual right of recovery from such introducing broker-dealers in the event of nonperformance by the customer. The Company can offset Correspondent balances if required. In general, the Company requires a risk deposit from the introducing broker-dealers. In the event the customer or introducing broker-dealer does not perform, and the associated risk deposit is not enough to cover the exposure, the Company is at risk of loss.

In addition, the Company, as agent for its customers, has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company may incur a loss if its customers do not perform and the fair value of the securities increases subsequent to December 31, 2013.

Customer Activities

The Company's customer clearance and settlement activities include the acceptance and clearance of equities, fixed income and option contracts for its customers, which are primarily institutional, commercial, exchange members and retail customers introduced by registered introducing broker-dealers. The Company guarantees to the respective clearing houses or other broker-dealers its customers' performance under these contracts. In accordance with regulatory requirements and market practice, the Company requires its customers to meet, at a minimum, the margin requirements established by regulatory bodies. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligation. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Such margin collateral reduces risk to the Company in the event of failure by the customer to fulfill obligations under these contracts. The Company monitors required margin levels daily and has established guidelines to require customers to deposit additional collateral, or to reduce positions, when necessary. Management believes that the margin deposits and collateral held at December 31, 2013 were adequate to mitigate the risk of material loss that could be created by positions held at that time.

The Company’s function of providing clearing services to its customers and their related customer activities may require the Company to pledge eligible collateral with its banking partners, securities lending partners or the central clearing organizations. In the event the counterparty is unable to meet its contractual obligation to return the pledged collateral, the Company may be exposed to the risk of acquiring the underlying securities at prevailing market. The Company and its counterparties control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Credit Risk

Credit risk arises from the potential inability of a counterparty to perform in accordance with the terms of open contracts. The Company’s exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace those contracts where there is a deficiency in collateral relative to the amounts due to the Company. All counterparty agreements are secured by securities at or in excess of amounts loaned.

Concentration of Credit Risk

The Company also engages in various brokerage activities whose counterparties are primarily broker-dealers, banks and other financial institutions. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to periodically review the credit standing of counterparties with which it conducts business.

As of December 31, 2013, the Company did not have significant concentrations of credit risk with any one customer or counterparty or with any group of customers or counterparties.

NOTE 11 – TRANSACTIONS WITH RELATED PARTIES

The following companies are considered affiliates and, therefore, are related parties:

Penson Financial Services Inc. ("PFSI"): Effective June 5, 2012, the Parent entered in to a Transitional Services Agreement ("TSA") with PFSI, whereby PFSI would provide associates, office facilities, technology, processing and other services during a transitional period. All services terminated as of January 18, 2013.

PEAK6 Capital Management LLC: At December 31, 2013, the Company had a payable of $30,000,000 plus accrued and unpaid interest of $199,726 to PEAK6 Capital Management LLC for the subordinated borrowing made to the Company by PEAK6 Capital Management LLC on June 5, 2012.

Apex Clearing Solutions ("ACS"): At December 31, 2013, the Company had a payable of $5,000,000 plus accrued and unpaid interest of $33,287 to ACS for the subordinated borrowing made to the Company by ACS on June 5, 2012. Both ACS and its manager, PEAK6 Investments, L.P., are providing various support and other services to the Company, including to the executive and technology groups, pursuant to the terms of the Support Services Agreement dated June 5, 2012, between the Parent and PEAK6 Investments, L.P. (as amended, the "Support Services Agreement"), and the Parent's Limited Liability Company Agreement. As of December 31, 2013, ACS had 15 associates fully or partially dedicated to supporting the Company.

OptionsHouse LLC ("OptionsHouse") – OptionsHouse is an introducing broker-dealer that maintains a clearing and execution contract with the Company and has common parent to ACS, which is PEAK6 Investments, L.P. The Company had a payable of $2,281,047 to OptionsHouse at December 31, 2013.

NOTE 12 – EMPLOYEE BENEFIT PLAN

The Company provides a defined contribution 401(k) employee benefit plan (the "Plan") that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements.

NOTE 13 – CONTINGENCIES

The Company is named in various legal matters arising in the ordinary course of business. Management has accrued for matters that are considered probable and where amounts are reasonably estimable. The accrual for such items at December 31, 2013 was $17,845,919.

NOTE 14 – GUARANTEES

The Company is required to disclose information about its obligations under certain guarantee arrangements. Guarantees are defined as contracts and indemnification agreements that contingently require a guarantor to make payments for the guaranteed party based on changes in an underlying security (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. They are further defined as contracts that

contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. Guarantees by a clearing broker-dealer can be a reduction to regulatory net capital.

As previously discussed, the Company is a member of certain clearing organizations. The Option Clearing Corporation ("OCC") is formed as a mutual in which members agree to fund another member's deficit if that member's clearing fund has been extinguished. Due to the fact that the OCC has not had a significant issue with a member's deficit account, the Company cannot estimate the guarantee obligation associated with the OCC agreement, and management believes the exposure to be remote; therefore, the Company does not take a reduction to regulatory net capital for this agreement nor establish a reserve on the Statement of Financial Condition.

The Company is a member of various exchanges that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the organization. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the organization had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the organization. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 15 – NET CAPITAL REQUIREMENTS

The Company has elected to use the alternative method permitted by the Net Capital Rule, which requires the Company to maintain minimum Net Capital equal to the greater of 2% of aggregate debit balances as defined by the Customer Protection Rule or a stated minimum dollar value as defined by the Net Capital Rule. At December 31, 2013, the Company had Net Capital of $108,964,634, which was $96,148,024 in excess of its required Net Capital of $12,816,610.

NOTE 16 – SIGNIFICANT SERVICE PROVIDERS

The Company entered into a Master Service Agreement ("MSA") with Broadridge Financial Services ("Broadridge") through June 5, 2022, for the outsourced provision of back office service support. The contract with Broadridge calls for the Company to pay a fixed percentage of net revenue earned in any given month. If the Company terminates the MSA for convenience, the Company may be obligated to pay Broadridge an amount equal to $65,000,000, net of amortization, at a fixed rate of $541,000 per month, measured at the date of termination. The contract amortizes over 10 years. Estimated exposure at December 31, 2013 was $54,721,000. Management has no expectation to terminate this agreement with Broadridge for convenience and has not accrued any liability for this termination amount.

NOTE 17 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2014, the date this Statement of Financial Condition was issued. No items were noted.